Mentor Promotions, Inc.

                         892 Stegar Town Drive, Suite 34
                              Rockwall, Texas 75032
                                 (972) 772-7740



January 11, 2001

Mr. Letty G. Lynn
Ms. Kara A. Sandler
U.S. Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549-0305


RE:      Mentor Promotions, Inc.
         Form SB-1
         File No. 333-47588


Dear Mr. Lynn and Ms. Sandler:


         In response to your comment letter dated November 7, 2000, we do not believe we should be classified as a blank check company, and because we believe the amount of time and expense necessary to comply with your comments in order not to be so classified will be greater than our benefit, we have decided to withdraw the Mentor Promotions, Inc. Registration Statement on Form SB-1, File No. 333-47588.

         I have filed this response on EDGAR. Please let me know if I need to do anything further.


Sincerely,


/s/  Mark Wells
-----------------
     Mark Wells